02045515

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001

OR

_____ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___________ to ___________

Commission File Number: 001 – 11639

A. Full title of the plan and address of the plan if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained in this 11-K filing is 18

Exhibit Index can be found on page 3

Lucent Technologies Inc. Long Term Savings and Security Plan

Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule as of December 31, 2001

Form 11-K
Lucent Technologies Inc.
Long Term Savings and Security Plan

Table of Contents

*Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Lucent Technologies Inc.
Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 25, 2002

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001
(Thousands of dollars)

	Participant Directed	Employee Stock Ownership Program Allocated	Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,370,100	$ -	$ -	$ 1,370,100
Participant loans receivable	21,516	15		21,531
Lucent Technologies Inc. common shares	-	108,678	-	108,678
Fidelity Institutional Cash Portfolio	-	1,666	-	1,666
Total investments	1,391,616	110,359	-	1,501,975
Company contribution receivable	-	1,326	-	1,326
Loan interest receivable	-	3	-	3
Total assets	1,391,616	111,688		1,503,304
Liabilities				
Payables for investments purchased and other	-	4	-	4
Total liabilities	-	4	-	4
Net assets available for benefits	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2000
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,765,304			$ 1,765,304
Participant loans receivable	34,974			34,974
Lucent Technologies Inc. common shares		$ 221,884	$ 13,269	235,153
Fidelity Institutional Cash Portfolio		4,843	743	5,586
Total investments	1,800,278	226,727	14,012	2,041,017
Receivables for investments sold and other		6		6
Dividends and interest receivable		29	5	34
Total assets	1,800,278	226,762	14,017	2,041,057
Liabilities				
Payables for investments purchased and other		144		144
Replacement Note			8,881	8,881
Accrued interest payable			471	471
Total liabilities		144	9,352	9,496
Net assets available for benefits	$ 1,800,278	$ 226,618	$ 4,665	$ 2,031,561

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Additions to net assets attributed to				
Contributions				
Employee contributions	$ 55,397			$ 55,397
Company contributions		$ 15,648	$ 11,904	27,552
Allocation of shares to participants	-	11,904	(11,904)	-
Participant loan repayments	(722)	722		-
Interfund transfers of participants' balance, net	5,278	(5,278)		-
	59,953	22,996	-	82,949
Investment income				
Interest and dividends			40	40
Interest from loans	2,065	134	-	2,199
Total additions	62,018	23,130	40	85,188
Deductions from net assets attributed to				
Distributions to participants	(240,126)	(19,539)		(259,665)
Investment loss from Group Trust	(233,578)			(233,578)
Net depreciation in fair value of investments		(116,558)	(2,944)	(119,502)
Transfers to other plans, net	3,096	(1,959)	(1,677)	(540)
Participant loan issuance	7	(7)		-
Interest expense			(84)	(84)
Administrative expenses	(79)	(1)		(80)
Total deductions	(470,680)	(138,064)	(4,705)	(613,449)
Net (decrease)	(408,662)	(114,934)	(4,665)	(528,261)
Net assets available for benefits				
Beginning of year	1,800,278	226,618	4,665	2,031,561
End of year	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan" or "LTSSP") is a defined contribution plan established as of October 1, 1996, by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of Lucent from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings and Security Plan (the "AT&T LTSSP") which related to Lucent employees and retirees were transferred to the Plan, effective October 1, 1996. The Plan's assets and liabilities were subsequently transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective January 1, 1997. The Group Trust consists of the assets of the Lucent Savings Plan ("LSP") and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees' matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001 and 2000.

The Plan includes a leveraged Employee Stock Ownership Program ("ESOP") feature. In connection with the separation of Lucent from AT&T Corp., the Plan assumed $105.5 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. As of December 31, 2001, all such shares have been allocated to participants.

Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant's eligible compensation, as defined. Participants are not allowed to elect which investment options their Company contribution is allocated to (see Note 9 – Subsequent Events). All Company contributions are

maintained in the Allocated ESOP. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to Lucent. These forfeitures can be used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited nonvested amounts totaled approximately $116,000 and $550,000, respectively.

Participant Loans
Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as transfers (from) to the investment fund (to) from the Loan Account. Loan terms are between twelve (12) and fifty-six (56) months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2001. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions
When a participant retires with a service pension from the Lucent Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in Retiree Withdrawals as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or 3) upon the participant's death, whichever is earliest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are carried at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Contributions
Lucent common shares allocated to participants within the ESOP are recorded as transfers at fair value on the date of the contribution; additional Company contributions in respect of Lucent's matching obligation under the Plan are recognized as the related employee contributions are made.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Investment Loss from Group Trust
The Plan's reported investment loss from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Transfers to Other Plans, Net
The Plan presents in the statement of change in net assets available for benefits the net amount of transfers to and from the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives
From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in accordance with the applicable section of the IRC. Therefore, no provision for income taxes has been made.

4. Indebtedness

Prior to the separation of the Plan from AT&T Corp., the AT&T LTSSP issued $550 million in notes for the purpose of purchasing AT&T Corp. common shares. Upon separation, the Plan assumed $105.5 million of debt outstanding at September 30, 1996 (the "borrowings"). The borrowings were from insurance companies and financial institutions and were nonrecourse to the Plan, except to the extent of unallocated ESOP shares purchased with the proceeds therefrom, and were guaranteed by Lucent. The borrowings bore interest at 7.36% and had maturities through January 2, 2000. Lucent was obligated to make contributions in cash to the ESOP which, when aggregated with the dividends on ESOP shares and interest earnings, equaled the amounts of the scheduled payments of principal and interest due on the debt. Such contributions are presented as Company contributions in the statement of changes in net assets available for benefits.

On June 30, 1999, the debt agreement for the borrowings was amended and restated. The Plan entered into a replacement note ("Replacement Note") to Lucent in the amount of $33.9 million

and used the proceeds from this note to repay its obligations to the insurance companies and financial institutions under the borrowings described above in the principal amounts of $15.2 million on July 1, 1999 and $18.7 million on January 2, 2000. The Replacement Note between Lucent and the Plan bears interest at 6.75% and has scheduled maturities through January 4, 2010. Prior to 2001, the Plan made prepayments of $19.7 million and transferred $5.3 million to Avaya Inc. in connection with the spin-off of this business previously owned by Lucent. The remaining balance of $8.9 million was prepaid in 2001, through a reduction in Lucent's cash contribution to the Plan in a like amount.

The carrying value of the Replacement Note approximates its fair value at December 31, 2000.

5. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6. Plan Expenses

Plan participants pay investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7. Group Trust Investments

The LSP and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 15% and 16% as of December 31, 2001 and 2000, respectively.

The following tables present the fair value of investments of the Group Trust as of December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001	December 31, 2000
Investments at fair value		
Lucent Avaya Wasting Stock Option	$ 94,113	$ 99,341
Lucent International Equity Fund	239,736	342,728
Lucent Asset Allocation Income Fund	52,944	60,313
Lucent Asset Allocation Fund 2000	169,668	216,597
Lucent Asset Allocation Fund 2010	421,370	528,819
Lucent Asset Allocation Fund 2020	414,919	536,497
Lucent Asset Allocation Fund 2030	145,667	206,164
Lucent Asset Allocation Fund 2040	6,530	-
Lucent Employer Stock Fund - Common Shares	909,377	1,794,661
Lucent Equity Index Fund	1,306,896	1,783,767
Fidelity Magellan Fund	1,160,317	1,537,441
Fidelity Equity Income Fund	593,916	685,021
Lucent Bond Fund	211,517	104,571
Fidelity Institutional Cash Portfolio	666,995	636,557
Lucent Growth Equity Fund	63,467	-
Lucent Self Directed Brokerage	48,702	-
Small Cap Fund	41,769	-
	6,547,903	8,532,477
Investments at contract value		
Guaranteed investment contracts	2,551,648	2,647,760
Total investments	$ 9,099,551	$ 11,180,237

Group Trust Statement of Changes in Net Assets Available for Benefits

	December 31, 2001
Additions to net assets attributed to	
Contributions	
Employer's, net	$ 97,604
Participants'	434,231
Participant loan repayments	46,677
Transfers from other plans, net	203,236
Investment Income	
Interest and dividends	67,037
Interest from loans	7,034
Total additions	855,819
Deductions from net assets attributed to	
Benefits paid to participants	(1,540,416)
Net depreciation in fair value of investments	(1,370,183)
Participant loan distributions	(25,677)
Administrative expenses	(229)
Total deductions	(2,936,505)
Net decrease	(2,080,686)
Net assets available for plan benefits	
Beginning of year	11,180,237
End of year	$ 9,099,551

Investments in the Group Trust include $1.0 billion in stock, $2.3 billion in equity funds, $4.0 billion in bonds, and $1.8 billion in mutual funds as of December 31, 2001. Investments in the Group Trust include $1.9 million in stock, $3.1 billion in equity funds, $4.0 billion in bonds, and $2.2 billion in mutual funds as of December 31, 2000.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust and the Plan invest in common shares of Lucent. As described in Note 4, the Plan had a long-term note agreement with Lucent.

9. Subsequent Events

On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets and liabilities of the LTSSP which related to Agere employees were transferred to the Agere Systems Inc. Represented 401(K) Plan on January 1, 2002. The net transferred balance was approximately $130 million. Participants holding shares of Lucent common stock on May 31, 2002, received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B.

Agere shares received attributable to Lucent shares held in the Lucent Employer Stock Fund, will be unitized and placed in the two new Agere Stock Funds, established on January 1, 2002. No contributions or transfers will be permitted into the Agere Stock Funds.

Agere shares received attributable to Lucent shares held in the Employee Stock Ownership Program will be sold and the proceeds used to purchase additional Lucent stock.

Effective May 15, 2002, company contributions will no longer be restricted to Lucent stock. In addition, participants may elect to transfer all or a portion of past company contributions from the Employee Stock Ownership Program to Participant Directed Funds.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2001

	Name of Issuer and Title of Issue	Description	Cost	Fair Value
	Interest in the Group Trust			$1,370,099,620
*	Lucent Technologies Inc. - common shares		**	108,677,452
*	Fidelity Institutional Cash Portfolio		**	1,666,489
*	Participant loans receivable	(Interest rates range from 5%-10.5%)		21,531,046
				$1,501,974,607

* Party-in-interest

** Historical cost is not available

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date: 7-1-02

By: [signature]
John Hickey
H.R. Vice-President
Compensation and Benefits

Date: 7-1-02

By: [signature]
Ann Patrick
Plan Administrator

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-08793 and 333-52799) of Lucent Technologies Inc. of our report dated June 25, 2002 relating to the financial statements and the supplemental schedule of the Lucent Technologies Inc. Long Term Savings and Security Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001

OR

_____ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___________ to ____________

Commission File Number: 001 – 11639

A. Full title of the plan and address of the plan if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained in this 11-K filing is __18__

Exhibit Index can be found on page __3__

Lucent Technologies Inc.
Long Term Savings and Security Plan

Financial Statements

As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule as of December 31, 2001

Form 11-K
Lucent Technologies Inc.
Long Term Savings and Security Plan

Table of Contents

*Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Lucent Technologies Inc.
Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 25, 2002

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001
(Thousands of dollars)

	Participant Directed	Employee Stock Ownership Program Allocated	Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,370,100	$ -	$ -	$ 1,370,100
Participant loans receivable	21,516	15		21,531
Lucent Technologies Inc. common shares	-	108,678	-	108,678
Fidelity Institutional Cash Portfolio	-	1,666	-	1,666
Total investments	1,391,616	110,359	-	1,501,975
Company contribution receivable	-	1,326	-	1,326
Loan interest receivable	-	3	-	3
Total assets	1,391,616	111,688		1,503,304
Liabilities				
Payables for investments purchased and other	-	4	-	4
Total liabilities	-	4	-	4
Net assets available for benefits	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2000
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,765,304			$ 1,765,304
Participant loans receivable	34,974			34,974
Lucent Technologies Inc. common shares		$ 221,884	$ 13,269	235,153
Fidelity Institutional Cash Portfolio		4,843	743	5,586
Total investments	1,800,278	226,727	14,012	2,041,017
Receivables for investments sold and other		6		6
Dividends and interest receivable		29	5	34
Total assets	1,800,278	226,762	14,017	2,041,057
Liabilities				
Payables for investments purchased and other		144		144
Replacement Note			8,881	8,881
Accrued interest payable			471	471
Total liabilities		144	9,352	9,496
Net assets available for benefits	$ 1,800,278	$ 226,618	$ 4,665	$ 2,031,561

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Additions to net assets attributed to				
Contributions				
Employee contributions	$ 55,397			$ 55,397
Company contributions		$ 15,648	$ 11,904	27,552
Allocation of shares to participants	-	11,904	(11,904)	-
Participant loan repayments	(722)	722		-
Interfund transfers of participants' balance, net	5,278	(5,278)		-
	59,953	22,996	-	82,949
Investment income				
Interest and dividends			40	40
Interest from loans	2,065	134	-	2,199
Total additions	62,018	23,130	40	85,188
Deductions from net assets attributed to				
Distributions to participants	(240,126)	(19,539)		(259,665)
Investment loss from Group Trust	(233,578)			(233,578)
Net depreciation in fair value of investments		(116,558)	(2,944)	(119,502)
Transfers to other plans, net	3,096	(1,959)	(1,677)	(540)
Participant loan issuance	7	(7)		-
Interest expense			(84)	(84)
Administrative expenses	(79)	(1)		(80)
Total deductions	(470,680)	(138,064)	(4,705)	(613,449)
Net (decrease)	(408,662)	(114,934)	(4,665)	(528,261)
Net assets available for benefits				
Beginning of year	1,800,278	226,618	4,665	2,031,561
End of year	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan" or "LTSSP") is a defined contribution plan established as of October 1, 1996, by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of Lucent from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings and Security Plan (the "AT&T LTSSP") which related to Lucent employees and retirees were transferred to the Plan, effective October 1, 1996. The Plan's assets and liabilities were subsequently transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective January 1, 1997. The Group Trust consists of the assets of the Lucent Savings Plan ("LSP") and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees' matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001 and 2000.

The Plan includes a leveraged Employee Stock Ownership Program ("ESOP") feature. In connection with the separation of Lucent from AT&T Corp., the Plan assumed $105.5 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. As of December 31, 2001, all such shares have been allocated to participants.

Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant's eligible compensation, as defined. Participants are not allowed to elect which investment options their Company contribution is allocated to (see Note 9 – Subsequent Events). All Company contributions are

maintained in the Allocated ESOP. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to Lucent. These forfeitures can be used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited nonvested amounts totaled approximately $116,000 and $550,000, respectively.

Participant Loans
Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as transfers (from) to the investment fund (to) from the Loan Account. Loan terms are between twelve (12) and fifty-six (56) months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2001. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions
When a participant retires with a service pension from the Lucent Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in Retiree Withdrawals as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or 3) upon the participant's death, whichever is earliest.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are carried at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Contributions
Lucent common shares allocated to participants within the ESOP are recorded as transfers at fair value on the date of the contribution; additional Company contributions in respect of Lucent's matching obligation under the Plan are recognized as the related employee contributions are made.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Investment Loss from Group Trust
The Plan's reported investment loss from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Transfers to Other Plans, Net
The Plan presents in the statement of change in net assets available for benefits the net amount of transfers to and from the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives
From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in accordance with the applicable section of the IRC. Therefore, no provision for income taxes has been made.

4. Indebtedness

Prior to the separation of the Plan from AT&T Corp., the AT&T LTSSP issued $550 million in notes for the purpose of purchasing AT&T Corp. common shares. Upon separation, the Plan assumed $105.5 million of debt outstanding at September 30, 1996 (the "borrowings"). The borrowings were from insurance companies and financial institutions and were nonrecourse to the Plan, except to the extent of unallocated ESOP shares purchased with the proceeds therefrom, and were guaranteed by Lucent. The borrowings bore interest at 7.36% and had maturities through January 2, 2000. Lucent was obligated to make contributions in cash to the ESOP which, when aggregated with the dividends on ESOP shares and interest earnings, equaled the amounts of the scheduled payments of principal and interest due on the debt. Such contributions are presented as Company contributions in the statement of changes in net assets available for benefits.

On June 30, 1999, the debt agreement for the borrowings was amended and restated. The Plan entered into a replacement note ("Replacement Note") to Lucent in the amount of $33.9 million

and used the proceeds from this note to repay its obligations to the insurance companies and financial institutions under the borrowings described above in the principal amounts of $15.2 million on July 1, 1999 and $18.7 million on January 2, 2000. The Replacement Note between Lucent and the Plan bears interest at 6.75% and has scheduled maturities through January 4, 2010. Prior to 2001, the Plan made prepayments of $19.7 million and transferred $5.3 million to Avaya Inc. in connection with the spin-off of this business previously owned by Lucent. The remaining balance of $8.9 million was prepaid in 2001, through a reduction in Lucent's cash contribution to the Plan in a like amount.

The carrying value of the Replacement Note approximates its fair value at December 31, 2000.

5. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6. Plan Expenses

Plan participants pay investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7. Group Trust Investments

The LSP and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 15% and 16% as of December 31, 2001 and 2000, respectively.

The following tables present the fair value of investments of the Group Trust as of December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001	December 31, 2000
Investments at fair value		
Lucent Avaya Wasting Stock Option	$ 94,113	$ 99,341
Lucent International Equity Fund	239,736	342,728
Lucent Asset Allocation Income Fund	52,944	60,313
Lucent Asset Allocation Fund 2000	169,668	216,597
Lucent Asset Allocation Fund 2010	421,370	528,819
Lucent Asset Allocation Fund 2020	414,919	536,497
Lucent Asset Allocation Fund 2030	145,667	206,164
Lucent Asset Allocation Fund 2040	6,530	-
Lucent Employer Stock Fund - Common Shares	909,377	1,794,661
Lucent Equity Index Fund	1,306,896	1,783,767
Fidelity Magellan Fund	1,160,317	1,537,441
Fidelity Equity Income Fund	593,916	685,021
Lucent Bond Fund	211,517	104,571
Fidelity Institutional Cash Portfolio	666,995	636,557
Lucent Growth Equity Fund	63,467	-
Lucent Self Directed Brokerage	48,702	-
Small Cap Fund	41,769	-
	6,547,903	8,532,477
Investments at contract value		
Guaranteed investment contracts	2,551,648	2,647,760
Total investments	$ 9,099,551	$ 11,180,237

Group Trust Statement of Changes in Net Assets Available for Benefits

	December 31, 2001
Additions to net assets attributed to	
Contributions	
Employer's, net	$ 97,604
Participants'	434,231
Participant loan repayments	46,677
Transfers from other plans, net	203,236
Investment Income	
Interest and dividends	67,037
Interest from loans	7,034
Total additions	855,819
Deductions from net assets attributed to	
Benefits paid to participants	(1,540,416)
Net depreciation in fair value of investments	(1,370,183)
Participant loan distributions	(25,677)
Administrative expenses	(229)
Total deductions	(2,936,505)
Net decrease	(2,080,686)
Net assets available for plan benefits	
Beginning of year	11,180,237
End of year	$ 9,099,551

Investments in the Group Trust include $1.0 billion in stock, $2.3 billion in equity funds, $4.0 billion in bonds, and $1.8 billion in mutual funds as of December 31, 2001. Investments in the Group Trust include $1.9 million in stock, $3.1 billion in equity funds, $4.0 billion in bonds, and $2.2 billion in mutual funds as of December 31, 2000.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust and the Plan invest in common shares of Lucent. As described in Note 4, the Plan had a long-term note agreement with Lucent.

9. Subsequent Events

On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets and liabilities of the LTSSP which related to Agere employees were transferred to the Agere Systems Inc. Represented 401(K) Plan on January 1, 2002. The net transferred balance was approximately $130 million. Participants holding shares of Lucent common stock on May 31, 2002, received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B.

Agere shares received attributable to Lucent shares held in the Lucent Employer Stock Fund, will be unitized and placed in the two new Agere Stock Funds, established on January 1, 2002. No contributions or transfers will be permitted into the Agere Stock Funds.

Agere shares received attributable to Lucent shares held in the Employee Stock Ownership Program will be sold and the proceeds used to purchase additional Lucent stock.

Effective May 15, 2002, company contributions will no longer be restricted to Lucent stock. In addition, participants may elect to transfer all or a portion of past company contributions from the Employee Stock Ownership Program to Participant Directed Funds.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2001

Name of Issuer and Title of Issue	Description	Cost	Fair Value
Interest in the Group Trust			$1,370,099,620
* Lucent Technologies Inc. - common shares		**	108,677,452
* Fidelity Institutional Cash Portfolio		**	1,666,489
* Participant loans receivable	(Interest rates range from 5%-10.5%)		21,531,046
			$1,501,974,607

* Party-in-interest

** Historical cost is not available

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date: 7-1-02

By: ______________
John Hickey
H.R. Vice-President
Compensation and Benefits

Date: 7-1-02

By: ______________
Ann Patrick
Plan Administrator

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-08793 and 333-52799) of Lucent Technologies Inc. of our report dated June 25, 2002 relating to the financial statements and the supplemental schedule of the Lucent Technologies Inc. Long Term Savings and Security Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001

OR

_____ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission File Number: 001 – 11639

A. Full title of the plan and address of the plan if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained in this 11-K filing is __18__

Exhibit Index can be found on page __3__

Lucent Technologies Inc. Long Term Savings and Security Plan

Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule as of December 31, 2001

Form 11-K
Lucent Technologies Inc.
Long Term Savings and Security Plan

Table of Contents

*Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Lucent Technologies Inc.
Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 25, 2002

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001
(Thousands of dollars)

	Participant Directed	Employee Stock Ownership Program Allocated	Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,370,100	$ -	$ -	$ 1,370,100
Participant loans receivable	21,516	15		21,531
Lucent Technologies Inc. common shares	-	108,678	-	108,678
Fidelity Institutional Cash Portfolio	-	1,666	-	1,666
Total investments	1,391,616	110,359	-	1,501,975
Company contribution receivable	-	1,326	-	1,326
Loan interest receivable	-	3	-	3
Total assets	1,391,616	111,688		1,503,304
Liabilities				
Payables for investments purchased and other	-	4	-	4
Total liabilities	-	4	-	4
Net assets available for benefits	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2000
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,765,304			$ 1,765,304
Participant loans receivable	34,974			34,974
Lucent Technologies Inc. common shares		$ 221,884	$ 13,269	235,153
Fidelity Institutional Cash Portfolio		4,843	743	5,586
Total investments	1,800,278	226,727	14,012	2,041,017
Receivables for investments sold and other		6		6
Dividends and interest receivable		29	5	34
Total assets	1,800,278	226,762	14,017	2,041,057
Liabilities				
Payables for investments purchased and other		144		144
Replacement Note			8,881	8,881
Accrued interest payable			471	471
Total liabilities		144	9,352	9,496
Net assets available for benefits	$ 1,800,278	$ 226,618	$ 4,665	$ 2,031,561

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Additions to net assets attributed to				
Contributions				
Employee contributions	$ 55,397			$ 55,397
Company contributions		$ 15,648	$ 11,904	27,552
Allocation of shares to participants	-	11,904	(11,904)	-
Participant loan repayments	(722)	722		-
Interfund transfers of participants' balance, net	5,278	(5,278)		-
	59,953	22,996	-	82,949
Investment income				
Interest and dividends			40	40
Interest from loans	2,065	134	-	2,199
Total additions	62,018	23,130	40	85,188
Deductions from net assets attributed to				
Distributions to participants	(240,126)	(19,539)		(259,665)
Investment loss from Group Trust	(233,578)			(233,578)
Net depreciation in fair value of investments		(116,558)	(2,944)	(119,502)
Transfers to other plans, net	3,096	(1,959)	(1,677)	(540)
Participant loan issuance	7	(7)		-
Interest expense			(84)	(84)
Administrative expenses	(79)	(1)		(80)
Total deductions	(470,680)	(138,064)	(4,705)	(613,449)
Net (decrease)	(408,662)	(114,934)	(4,665)	(528,261)
Net assets available for benefits				
Beginning of year	1,800,278	226,618	4,665	2,031,561
End of year	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan" or "LTSSP") is a defined contribution plan established as of October 1, 1996, by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of Lucent from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings and Security Plan (the "AT&T LTSSP") which related to Lucent employees and retirees were transferred to the Plan, effective October 1, 1996. The Plan's assets and liabilities were subsequently transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective January 1, 1997. The Group Trust consists of the assets of the Lucent Savings Plan ("LSP") and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees' matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001 and 2000.

The Plan includes a leveraged Employee Stock Ownership Program ("ESOP") feature. In connection with the separation of Lucent from AT&T Corp., the Plan assumed $105.5 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. As of December 31, 2001, all such shares have been allocated to participants.

Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant's eligible compensation, as defined. Participants are not allowed to elect which investment options their Company contribution is allocated to (see Note 9 – Subsequent Events). All Company contributions are

maintained in the Allocated ESOP. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to Lucent. These forfeitures can be used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited nonvested amounts totaled approximately $116,000 and $550,000, respectively.

Participant Loans
Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as transfers (from) to the investment fund (to) from the Loan Account. Loan terms are between twelve (12) and fifty-six (56) months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2001. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions
When a participant retires with a service pension from the Lucent Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in Retiree Withdrawals as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or 3) upon the participant's death, whichever is earliest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are carried at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Contributions
Lucent common shares allocated to participants within the ESOP are recorded as transfers at fair value on the date of the contribution; additional Company contributions in respect of Lucent's matching obligation under the Plan are recognized as the related employee contributions are made.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Investment Loss from Group Trust
The Plan's reported investment loss from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Transfers to Other Plans, Net
The Plan presents in the statement of change in net assets available for benefits the net amount of transfers to and from the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives
From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in accordance with the applicable section of the IRC. Therefore, no provision for income taxes has been made.

4. Indebtedness

Prior to the separation of the Plan from AT&T Corp., the AT&T LTSSP issued $550 million in notes for the purpose of purchasing AT&T Corp. common shares. Upon separation, the Plan assumed $105.5 million of debt outstanding at September 30, 1996 (the "borrowings"). The borrowings were from insurance companies and financial institutions and were nonrecourse to the Plan, except to the extent of unallocated ESOP shares purchased with the proceeds therefrom, and were guaranteed by Lucent. The borrowings bore interest at 7.36% and had maturities through January 2, 2000. Lucent was obligated to make contributions in cash to the ESOP which, when aggregated with the dividends on ESOP shares and interest earnings, equaled the amounts of the scheduled payments of principal and interest due on the debt. Such contributions are presented as Company contributions in the statement of changes in net assets available for benefits.

On June 30, 1999, the debt agreement for the borrowings was amended and restated. The Plan entered into a replacement note ("Replacement Note") to Lucent in the amount of $33.9 million

and used the proceeds from this note to repay its obligations to the insurance companies and financial institutions under the borrowings described above in the principal amounts of $15.2 million on July 1, 1999 and $18.7 million on January 2, 2000. The Replacement Note between Lucent and the Plan bears interest at 6.75% and has scheduled maturities through January 4, 2010. Prior to 2001, the Plan made prepayments of $19.7 million and transferred $5.3 million to Avaya Inc. in connection with the spin-off of this business previously owned by Lucent. The remaining balance of $8.9 million was prepaid in 2001, through a reduction in Lucent's cash contribution to the Plan in a like amount.

The carrying value of the Replacement Note approximates its fair value at December 31, 2000.

5. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6. Plan Expenses

Plan participants pay investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7. Group Trust Investments

The LSP and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 15% and 16% as of December 31, 2001 and 2000, respectively.

The following tables present the fair value of investments of the Group Trust as of December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001	December 31, 2000
Investments at fair value		
Lucent Avaya Wasting Stock Option	$ 94,113	$ 99,341
Lucent International Equity Fund	239,736	342,728
Lucent Asset Allocation Income Fund	52,944	60,313
Lucent Asset Allocation Fund 2000	169,668	216,597
Lucent Asset Allocation Fund 2010	421,370	528,819
Lucent Asset Allocation Fund 2020	414,919	536,497
Lucent Asset Allocation Fund 2030	145,667	206,164
Lucent Asset Allocation Fund 2040	6,530	-
Lucent Employer Stock Fund - Common Shares	909,377	1,794,661
Lucent Equity Index Fund	1,306,896	1,783,767
Fidelity Magellan Fund	1,160,317	1,537,441
Fidelity Equity Income Fund	593,916	685,021
Lucent Bond Fund	211,517	104,571
Fidelity Institutional Cash Portfolio	666,995	636,557
Lucent Growth Equity Fund	63,467	-
Lucent Self Directed Brokerage	48,702	-
Small Cap Fund	41,769	-
	6,547,903	8,532,477
Investments at contract value		
Guaranteed investment contracts	2,551,648	2,647,760
Total investments	$ 9,099,551	$ 11,180,237

13

Group Trust Statement of Changes in Net Assets Available for Benefits

	December 31, 2001
Additions to net assets attributed to	
Contributions	
Employer's, net	$ 97,604
Participants'	434,231
Participant loan repayments	46,677
Transfers from other plans, net	203,236
Investment Income	
Interest and dividends	67,037
Interest from loans	7,034
Total additions	855,819
Deductions from net assets attributed to	
Benefits paid to participants	(1,540,416)
Net depreciation in fair value of investments	(1,370,183)
Participant loan distributions	(25,677)
Administrative expenses	(229)
Total deductions	(2,936,505)
Net decrease	(2,080,686)
Net assets available for plan benefits	
Beginning of year	11,180,237
End of year	$ 9,099,551

Investments in the Group Trust include $1.0 billion in stock, $2.3 billion in equity funds, $4.0 billion in bonds, and $1.8 billion in mutual funds as of December 31, 2001. Investments in the Group Trust include $1.9 million in stock, $3.1 billion in equity funds, $4.0 billion in bonds, and $2.2 billion in mutual funds as of December 31, 2000.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust and the Plan invest in common shares of Lucent. As described in Note 4, the Plan had a long-term note agreement with Lucent.

9. Subsequent Events

On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets and liabilities of the LTSSP which related to Agere employees were transferred to the Agere Systems Inc. Represented 401(K) Plan on January 1, 2002. The net transferred balance was approximately $130 million. Participants holding shares of Lucent common stock on May 31, 2002, received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B.

Agere shares received attributable to Lucent shares held in the Lucent Employer Stock Fund, will be unitized and placed in the two new Agere Stock Funds, established on January 1, 2002. No contributions or transfers will be permitted into the Agere Stock Funds.

Agere shares received attributable to Lucent shares held in the Employee Stock Ownership Program will be sold and the proceeds used to purchase additional Lucent stock.

Effective May 15, 2002, company contributions will no longer be restricted to Lucent stock. In addition, participants may elect to transfer all or a portion of past company contributions from the Employee Stock Ownership Program to Participant Directed Funds.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2001

Name of Issuer and Title of Issue	Description	Cost	Fair Value
Interest in the Group Trust			$1,370,099,620
* Lucent Technologies Inc. - common shares		**	108,677,452
* Fidelity Institutional Cash Portfolio		**	1,666,489
* Participant loans receivable	(Interest rates range from 5%-10.5%)		21,531,046
			$1,501,974,607

* Party-in-interest

** Historical cost is not available

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date: 7-1-02

By: John Hickey
John Hickey
H.R. Vice-President
Compensation and Benefits

Date: 7-1-02

By: Ann Patrick
Ann Patrick
Plan Administrator

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-08793 and 333-52799) of Lucent Technologies Inc. of our report dated June 25, 2002 relating to the financial statements and the supplemental schedule of the Lucent Technologies Inc. Long Term Savings and Security Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 25, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 2001

OR

_____ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___________ to ____________

Commission File Number: 001 – 11639

A. Full title of the plan and address of the plan if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained in this 11-K filing is __18__

Exhibit Index can be found on page __3__

Lucent Technologies Inc. Long Term Savings and Security Plan

Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule as of December 31, 2001

Form 11-K
Lucent Technologies Inc.
Long Term Savings and Security Plan

Table of Contents

*Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Lucent Technologies Inc.
Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 25, 2002

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001
(Thousands of dollars)

	Participant Directed	Employee Stock Ownership Program Allocated	Employee Stock Ownership Program Unallocated	Total
Assets				
Investments in Group Trust, at fair value	$ 1,370,100	$ -	$ -	$ 1,370,100
Participant loans receivable	21,516	15		21,531
Lucent Technologies Inc. common shares	-	108,678	-	108,678
Fidelity Institutional Cash Portfolio	-	1,666	-	1,666
Total investments	1,391,616	110,359	-	1,501,975
Company contribution receivable	-	1,326	-	1,326
Loan interest receivable	-	3	-	3
Total assets	1,391,616	111,688		1,503,304
Liabilities				
Payables for investments purchased and other	-	4	-	4
Total liabilities	-	4	-	4
Net assets available for benefits	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2000
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program		Total
		Allocated	Unallocated	
Assets				
Investments in Group Trust, at fair value	$ 1,765,304			$ 1,765,304
Participant loans receivable	34,974			34,974
Lucent Technologies Inc. common shares		$ 221,884	$ 13,269	235,153
Fidelity Institutional Cash Portfolio		4,843	743	5,586
Total investments	1,800,278	226,727	14,012	2,041,017
Receivables for investments sold and other		6		6
Dividends and interest receivable		29	5	34
Total assets	1,800,278	226,762	14,017	2,041,057
Liabilities				
Payables for investments purchased and other		144		144
Replacement Note			8,881	8,881
Accrued interest payable			471	471
Total liabilities		144	9,352	9,496
Net assets available for benefits	$ 1,800,278	$ 226,618	$ 4,665	$ 2,031,561

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(Thousands of dollars)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Program Allocated	Non-Participant Directed Employee Stock Ownership Program Unallocated	Total
Additions to net assets attributed to				
Contributions				
Employee contributions	$ 55,397			$ 55,397
Company contributions		$ 15,648	$ 11,904	27,552
Allocation of shares to participants	-	11,904	(11,904)	-
Participant loan repayments	(722)	722		-
Interfund transfers of participants' balance, net	5,278	(5,278)		-
	59,953	22,996	-	82,949
Investment income				
Interest and dividends			40	40
Interest from loans	2,065	134	-	2,199
Total additions	62,018	23,130	40	85,188
Deductions from net assets attributed to				
Distributions to participants	(240,126)	(19,539)		(259,665)
Investment loss from Group Trust	(233,578)			(233,578)
Net depreciation in fair value of investments		(116,558)	(2,944)	(119,502)
Transfers to other plans, net	3,096	(1,959)	(1,677)	(540)
Participant loan issuance	7	(7)		-
Interest expense			(84)	(84)
Administrative expenses	(79)	(1)		(80)
Total deductions	(470,680)	(138,064)	(4,705)	(613,449)
Net (decrease)	(408,662)	(114,934)	(4,665)	(528,261)
Net assets available for benefits				
Beginning of year	1,800,278	226,618	4,665	2,031,561
End of year	$ 1,391,616	$ 111,684	$ -	$ 1,503,300

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General
The Lucent Technologies Inc. Long Term Savings and Security Plan (the "Plan" or "LTSSP") is a defined contribution plan established as of October 1, 1996, by Lucent Technologies Inc. ("Lucent" or the "Company") to provide a convenient way for most non-management employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis. In connection with the separation of Lucent from AT&T Corp., the assets and liabilities of the AT&T Long Term Savings and Security Plan (the "AT&T LTSSP") which related to Lucent employees and retirees were transferred to the Plan, effective October 1, 1996. The Plan's assets and liabilities were subsequently transferred to a group trust (the "Group Trust") managed by Fidelity Management Trust Company (the "Trustee"), effective January 1, 1997. The Group Trust consists of the assets of the Lucent Savings Plan ("LSP") and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions
Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as defined in the plan document. A supplementary contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees' matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code ("IRC") limits the maximum amount of an employee's contribution on a pre-tax basis to $10,500 in 2001 and 2000.

The Plan includes a leveraged Employee Stock Ownership Program ("ESOP") feature. In connection with the separation of Lucent from AT&T Corp., the Plan assumed $105.5 million of debt for the purchase of common shares for the ESOP (see Note 4). Such shares are allocated to participants in respect of employer matching contributions under a formula set forth in the debt agreement; additional Company contributions may be required to satisfy employer matching obligations under the Plan. As of December 31, 2001, all such shares have been allocated to participants.

Upon completion of one year of service, the Company contributes to the ESOP on behalf of each of its participating employees an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant's eligible compensation, as defined. Participants are not allowed to elect which investment options their Company contribution is allocated to (see Note 9 – Subsequent Events). All Company contributions are

maintained in the Allocated ESOP. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Company matching contributions are vested upon the completion of five years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Company contributions will not be made with respect to supplementary contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to Lucent. These forfeitures can be used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited nonvested amounts totaled approximately $116,000 and $550,000, respectively.

Participant Loans

Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as transfers (from) to the investment fund (to) from the Loan Account. Loan terms are between twelve (12) and fifty-six (56) months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2001. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in Retiree Withdrawals as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $3,500, the balance in the account will remain in the Plan until a later date but not beyond age seventy and one-half (70-1/2). When a participant dies, the entire amount in the participant's account is distributed in a single payment to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $3,500 and the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at 1) the participant's request, 2) when the participant attains age seventy and one-half (70-1/2) through the payment of Minimum Required Distributions, as defined, or 3) upon the participant's death, whichever is earliest.

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are carried at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Contributions
Lucent common shares allocated to participants within the ESOP are recorded as transfers at fair value on the date of the contribution; additional Company contributions in respect of Lucent's matching obligation under the Plan are recognized as the related employee contributions are made.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Investment Loss from Group Trust
The Plan's reported investment loss from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust's investment loss, which consists of the Group Trust's interest, dividends and net depreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust's net depreciation in fair value of investments consists of the net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Transfers to Other Plans, Net
The Plan presents in the statement of change in net assets available for benefits the net amount of transfers to and from the Plan.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives
From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in accordance with the applicable section of the IRC. Therefore, no provision for income taxes has been made.

4. Indebtedness

Prior to the separation of the Plan from AT&T Corp., the AT&T LTSSP issued $550 million in notes for the purpose of purchasing AT&T Corp. common shares. Upon separation, the Plan assumed $105.5 million of debt outstanding at September 30, 1996 (the "borrowings"). The borrowings were from insurance companies and financial institutions and were nonrecourse to the Plan, except to the extent of unallocated ESOP shares purchased with the proceeds therefrom, and were guaranteed by Lucent. The borrowings bore interest at 7.36% and had maturities through January 2, 2000. Lucent was obligated to make contributions in cash to the ESOP which, when aggregated with the dividends on ESOP shares and interest earnings, equaled the amounts of the scheduled payments of principal and interest due on the debt. Such contributions are presented as Company contributions in the statement of changes in net assets available for benefits.

On June 30, 1999, the debt agreement for the borrowings was amended and restated. The Plan entered into a replacement note ("Replacement Note") to Lucent in the amount of $33.9 million

and used the proceeds from this note to repay its obligations to the insurance companies and financial institutions under the borrowings described above in the principal amounts of $15.2 million on July 1, 1999 and $18.7 million on January 2, 2000. The Replacement Note between Lucent and the Plan bears interest at 6.75% and has scheduled maturities through January 4, 2010. Prior to 2001, the Plan made prepayments of $19.7 million and transferred $5.3 million to Avaya Inc. in connection with the spin-off of this business previously owned by Lucent. The remaining balance of $8.9 million was prepaid in 2001, through a reduction in Lucent's cash contribution to the Plan in a like amount.

The carrying value of the Replacement Note approximates its fair value at December 31, 2000.

5. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6. Plan Expenses

Plan participants pay investment manager and trustee fees and share the recordkeeping and other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7. Group Trust Investments

The LSP and the Plan each have an undivided interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan. The Plan's interest in the Group Trust was 15% and 16% as of December 31, 2001 and 2000, respectively.

The following tables present the fair value of investments of the Group Trust as of December 31, 2001 and 2000 (dollars in thousands):

	December 31, 2001	December 31, 2000
Investments at fair value		
Lucent Avaya Wasting Stock Option	$ 94,113	$ 99,341
Lucent International Equity Fund	239,736	342,728
Lucent Asset Allocation Income Fund	52,944	60,313
Lucent Asset Allocation Fund 2000	169,668	216,597
Lucent Asset Allocation Fund 2010	421,370	528,819
Lucent Asset Allocation Fund 2020	414,919	536,497
Lucent Asset Allocation Fund 2030	145,667	206,164
Lucent Asset Allocation Fund 2040	6,530	-
Lucent Employer Stock Fund - Common Shares	909,377	1,794,661
Lucent Equity Index Fund	1,306,896	1,783,767
Fidelity Magellan Fund	1,160,317	1,537,441
Fidelity Equity Income Fund	593,916	685,021
Lucent Bond Fund	211,517	104,571
Fidelity Institutional Cash Portfolio	666,995	636,557
Lucent Growth Equity Fund	63,467	-
Lucent Self Directed Brokerage	48,702	-
Small Cap Fund	41,769	-
	6,547,903	8,532,477
Investments at contract value		
Guaranteed investment contracts	2,551,648	2,647,760
Total investments	$ 9,099,551	$ 11,180,237

12

Group Trust Statement of Changes in Net Assets Available for Benefits

	December 31, 2001
Additions to net assets attributed to	
Contributions	
Employer's, net	$ 97,604
Participants'	434,231
Participant loan repayments	46,677
Transfers from other plans, net	203,236
Investment Income	
Interest and dividends	67,037
Interest from loans	7,034
Total additions	855,819
Deductions from net assets attributed to	
Benefits paid to participants	(1,540,416)
Net depreciation in fair value of investments	(1,370,183)
Participant loan distributions	(25,677)
Administrative expenses	(229)
Total deductions	(2,936,505)
Net decrease	(2,080,686)
Net assets available for plan benefits	
Beginning of year	11,180,237
End of year	$ 9,099,551

Investments in the Group Trust include $1.0 billion in stock, $2.3 billion in equity funds, $4.0 billion in bonds, and $1.8 billion in mutual funds as of December 31, 2001. Investments in the Group Trust include $1.9 million in stock, $3.1 billion in equity funds, $4.0 billion in bonds, and $2.2 billion in mutual funds as of December 31, 2000.

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust and the Plan invest in common shares of Lucent. As described in Note 4, the Plan had a long-term note agreement with Lucent.

9. Subsequent Events

On April 2, 2001, the Company consummated an initial public offering as part of its plan to divest its microelectronics business, Agere Systems Inc. ("Agere"). The Company completed a subsequent spin-off of its remaining ownership interest in Agere by distributing a dividend of Agere common stock to its shareholders on June 1, 2002. The assets and liabilities of the LTSSP which related to Agere employees were transferred to the Agere Systems Inc. Represented 401(K) Plan on January 1, 2002. The net transferred balance was approximately $130 million. Participants holding shares of Lucent common stock on May 31, 2002, received a spin-off dividend of Agere Common Stock Class A and Agere Common Stock Class B.

Agere shares received attributable to Lucent shares held in the Lucent Employer Stock Fund, will be unitized and placed in the two new Agere Stock Funds, established on January 1, 2002. No contributions or transfers will be permitted into the Agere Stock Funds.

Agere shares received attributable to Lucent shares held in the Employee Stock Ownership Program will be sold and the proceeds used to purchase additional Lucent stock.

Effective May 15, 2002, company contributions will no longer be restricted to Lucent stock. In addition, participants may elect to transfer all or a portion of past company contributions from the Employee Stock Ownership Program to Participant Directed Funds.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2001

Name of Issuer and Title of Issue	Description	Cost	Fair Value
Interest in the Group Trust			$1,370,099,620
* Lucent Technologies Inc. - common shares		**	108,677,452
* Fidelity Institutional Cash Portfolio		**	1,666,489
* Participant loans receivable	(Interest rates range from 5%-10.5%)		21,531,046
			$1,501,974,607

* Party-in-interest

** Historical cost is not available

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date: 7-1-02

By: John Hickey
John Hickey
H.R. Vice-President
Compensation and Benefits

Date: 7-1-02

By: Ann Patrick
Ann Patrick
Plan Administrator

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-08793 and 333-52799) of Lucent Technologies Inc. of our report dated June 25, 2002 relating to the financial statements and the supplemental schedule of the Lucent Technologies Inc. Long Term Savings and Security Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 25, 2002